CUSIP No. 620071100	Page 1 of 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Motorcar Parts of America, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
620071100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 620071100	Page 2 of 6

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Costa Brava Partnership III L.P. 04-3387028
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited partnership
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	951,608 (including 13,650 shares issuable upon exercise of warrants)
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	951,608 (including 13,650 shares issuable upon exercise of warrants)
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person:	951,608 (including 13,650 shares issuable upon exercise of warrants)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9):	7.9%
12)	Type of Reporting Person (see instructions):	PN

CUSIP No. 620071100	Page 3 of 6

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Roark, Rearden & Hamot, LLC 10-0000708
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	951,608 (including 13,650 shares issuable upon exercise of warrants)
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	951,608 (including 13,650 shares issuable upon exercise of warrants)
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person:	951,608 (including 13,650 shares issuable upon exercise of warrants)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9):	7.9%
12)	Type of Reporting Person (see instructions):	OO

CUSIP No. 620071100	Page 4 of 6

)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Seth W. Hamot
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	951,608 (including 13,650 shares issuable upon exercise of warrants)
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	951,608 (including 13,650 shares issuable upon exercise of warrants)
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person:	951,608 (including 13,650 shares issuable upon exercise of warrants)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9):	7.9%
12)	Type of Reporting Person (see instructions):	IN, HC

CUSIP No. 620071100	Page 5 of 6

Schedule 13G (Amendment No. 3)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on June 28, 2006, Amendment No. 1 thereto filed on December 22, 2006 and Amendment No. 2 thereto filed on February 12, 2008 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

The following Item of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

Item 4.	Ownership.

The information requested in Item 4 is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G.

CUSIP NO. 620071100	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date
/s/ Seth W. Hamot
Signature
Seth W. Hamot, Authorized Signatory
Name/Title